SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                  June 27, 2002


                              VIVENDI ENVIRONNEMENT
             (Exact name of registrant as specified in its charter)


                              36-38, avenue Kleber
                               75116 Paris, France
                    (Address of principal executive offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                        Form 20-F  X     Form 40-F
                                  ---              ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes             No    X
                                 ---              ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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                                EXPLANATORY NOTE

         On June 26, 2002, the French Commission des operations de bourse (the "COB") approved and registered under number 02-801 a prospectus relating to the issuance by Vivendi Environnement (the "Company") of preferential subscription rights (the "Rights") to its shareholders. If the rights are fully exercised, the Company will issue 57,696,092 new ordinary shares, par value (euro)13.50 (the "Shares"), at a subscription price of (euro)26.50 per share.

         The prospectus consists of a transaction note (note d'operation) and the Company's reference document (document de reference) registered with the COB on April 18, 2002 under number R.02-068, which has been updated through an Actualisation filed with the COB on June 24, 2002. The prospectus is available only in the French language. Substantially all of the information in the reference document can be found in the Company's Registration Statement on Form 20-F dated September 25, 2001 and its Report on Form 6-K dated June 24, 2002.

This Report on Form 6-K contains an English language summary of the note d'operation.


                 NOTE TO HOLDERS OF AMERICAN DEPOSITARY RECEIPTS

         Holders of the Company's American Depositary Receipts ("ADRs") are advised that, pursuant to the deposit agreement among the Company, The Bank of New York, as depositary, and holders of ADRs, The Bank of New York will sell all Rights received in respect of the related American Depositary Shares and distribute the proceeds of such sale to the holders of ADRs, to the extent it is practical to do so. If The Bank of New York decides that it is not practical to sell the Rights and distribute the proceeds thereof, it may allow the Rights to expire and holders of ADRs will not receive any value for any expired rights. Holders of ADRs must withdraw the underlying shares from the ADR facility prior to July 4, 2002 in order to exercise the related Rights. However, holders of ADRs that withdraw the underlying shares from the ADR facility and receive the related Rights may not exercise such Rights in the United States unless they certify that they are "qualified institutional buyers" within the meaning of Rule 144A under the Securities Act. By making such a certification, each holder will be agreeing not to resell the Shares that it purchases in the United States, and not to deposit those Shares in the Company's American Depositary Receipt facility.

                              --------------------


         The shares and rights offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or with any securities regulatory authority of any state or other jurisdiction in the United States, and may not be offered, sold, pledged or otherwise transferred except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable state securities laws. Any representation to the contrary is a criminal offense in the United States. The shares are being offered (a) in the United States only to qualified institutional buyers, as defined in Rule 144A under the Securities Act, in reliance on the exemption from the registration requirements provided for a private placement under the Securities Act and (b) outside the United States only in "offshore transactions" as defined in, and in accordance with, Regulation S of the Securities Act.

                     ENGLISH SUMMARY OF THE NOTE d'OPERATION


Timetable of Issuance of Rights and New Shares

Record date for allocation of Rights...................       July 3, 2002

Ex-rights date.........................................       July 4, 2002

Beginning of Rights exercise period....................       July 4, 2002

End of Rights exercise period..........................       July 17, 2002

Shares delivered on or about...........................       August 2, 2002


Principal Terms and Conditions of Rights


Shares offered..................57,696,092 shares (the "Shares"), which may be increased by up to 8,149,582 additional new shares to the extent that holders of the Company's outstanding warrants, which have an exercise price of (euro)55 per share, exercise their right to purchase new shares on or prior to July 13, 2002. Holders of warrants that exercise such warrants on or prior to July 13, 2002 will immediately receive one Right for each share purchased pursuant to such exercise.

Shares outstanding
after the offering..............403,872,646 shares, assuming that the rights are exercised in full.

Sale to strategic investors.....The Company's largest shareholder, Vivendi
                                Universal, will sell, for a nominal price, all of the Rights issued in respect of the shares held by it to a group of financial investors that have agreed to exercise these Rights. The financial investors have also agreed to subscribe for any Shares that are available as a result of unexercised Rights.

Lock-up.........................Without the prior written consent of the lead managers of the Rights offering, and subject to certain exceptions:

                                  o     the Company has agreed not to issue,
                                        offer or sell any of its shares or
                                        securities convertible into or
                                        exchangeable for its shares for a period of 180 days from June 25, 2002;

                                  o     Vivendi Universal has agreed not to
                                        offer or sell any of the Company's
                                        shares or securities convertible into or exchangeable for such shares or to enter into a derivative transaction with similar economic effect for a period of 545 days from June 25, 2002.

                                  o     the financial investors referred to
                                        above have agreed not to offer or sell
                                        any of the Company's shares or
                                        securities convertible into or
                                        exchangeable for such shares or to enter into a derivative transaction with similar economic effect for a period of 180 days following the date of delivery of the Shares.

Allocation of rights............Each share held on July 3, 2002 will entitle the holder to receive one Right. Rights may also be purchased on the Premier Marche of Euronext Paris S.A. during the Rights trading period.

Ex-rights date..................July 4,.2002. Shares that trade on or after this date will not be entitled to receive Rights.

Subscription ratio..............Six Rights will entitle the holder to purchase one Share at the subscription price. Rights may be exercised in whole or part at the holder's discretion. The Company will only issue a whole number of Shares, and no fractional Shares will be issued. Subscriptions submitted for fractional Shares will be rounded down to the nearest number of Shares.

                                Holders may also subscribe for Shares in excess of the number of Shares that their Rights, including Rights they have purchased, entitle them to purchase, so long as such holders have exercised all of the Rights that they hold. To the extent Shares are available as a result of unexercised Rights, holders will be allocated additional Shares in proportion to the number of Rights they have exercised, and up to the number of additional Shares for which they have subscribed. In case of a shortfall in the number of additional Shares available to satisfy the subscriptions in full, the additional Shares to be delivered will be allocated in proportion to the number of Rights, including Rights that are purchased, exercised by the holders thereof, and the subscription price related to any Shares not delivered will be returned to the account of the relevant holders without interest.

Subscription price..............The subscription price is (euro)26.50 per Share.

Rights exercise period..........From July 4, 2002 through July 17, 2002.
                                Following the expiration of the Rights exercise period, the Rights will expire and become null and void.

Procedure for
exercising Rights...............Rights are exercised by delivering a properly completed subscription form and full payment of the subscription price for the Shares being subscribed to authorized financial intermediaries in France (or to Societe Generale if the shares are held in registered form). For shareholders that hold the Company's shares through a bank, a broker or another financial intermediary outside France, such shareholder's financial intermediary should submit the subscription form on its behalf.

                                The Company has the discretion to refuse to accept any incomplete or unexecuted subscription forms.

Restrictions on transfer
and exercise of rights in the
United States and certain
other jurisdictions.............United States. The Rights have not been and will not be registered under the Securities Act, or with any securities regulatory authority of any state or other jurisdiction in the United States, and may not be offered, sold, pledged or otherwise transferred except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable state securities laws.

                                Holders may not exercise their Rights in the United States, unless they certify that they are "qualified institutional buyers" within the meaning of Rule 144A under the Securities Act. By making such a certification, each holder will be agreeing not to resell the Shares that it purchases in the United States, and not to deposit those Shares in the Company's American Depositary Receipt facility.

                                Holders of the Company's American Depositary
                                Receipts must withdraw the underlying shares from the facility prior to the ex-rights date in order to exercise the related Rights (if they have the right to exercise the Rights in accordance with the restrictions described above).

                                Other jurisdictions. Applicable laws in certain jurisdictions may restrict or condition the attribution or exercise of the Rights. Shareholders subject to any such laws should consult their professional advisors as to how they can exercise their Rights.

Irrevocability of exercise......Holders.may not revoke, cancel or otherwise modify the exercise of their Rights once they have exercised them.

Form; Transferability...........Rights.will be in book-entry form in Euroclear
                                France, the French book-entry securities clearance and depository system, in an account in the name of the shareholder's French financial intermediary (or the French correspondent of the shareholder's financial intermediary outside France).

                                Subject to any restrictions under applicable securities or other rules and regulations, the Rights will be freely transferable and may be exercised or sold or assigned, in whole or in part, to others. The Rights will be entered into shareholders' book-entry accounts and will begin to trade separately from the shares on July 4, 2002. Rights are expected to trade on the cash settlement market of the Premier Marche of Euronext Paris S.A. during the Rights trading period. Rights will not be listed or quoted on any other stock exchange or quotation system. A holder of Rights that transfers or sells his or her rights will have no further right to purchase Shares in respect of the Rights transferred or sold.

Rights trading period...........From.July 4, 2002 to July 17, 2002.

Delivery of Shares..............Shares in bearer form will be credited on or about August 2, 2002 to participants' accounts with Euroclear France, Euroclear Bank S.A./N.V. or Clearstream Banking S.A., and Shares in registered form will be credited on that date to share accounts maintained by the Company or on its behalf.

Trading in new shares...........Trading in the Shares is expected to commence on the Premier Marche of Euronext Paris S.A. on or about August 2, 2002.

Use of proceeds.................The Company currently intends to use the proceeds from the issue of the Shares for general corporate purposes, and particularly to finance investments as part of its growth strategy.

Dividends and voting rights.....The Shares will entitle their holders to any dividends approved by the Company on or after the date of issue. The Shares will confer other rights, including voting rights, on their holders from the date of issue.

Additional Information..........All issues regarding the timeliness, validity, form and eligibility of any subscription in respect of the Rights will be determined by the Company in its sole discretion, and its determinations will be final and binding. The Company may, in its sole discretion, waive any defect or irregularity, or permit it to be corrected within such time as it may determine, or reject the purported exercise of any Right. The Company will have no duty to notify any holder of Rights or any other person of any defect or irregularity in connection with the subscription for Shares and incur no liability for failure to give such notification.

                                SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  June 27, 2002

                                      VIVENDI ENVIRONNEMENT


                                      By:  /s/ Jerome Contamine
                                           ------------------------------------
                                           Name: Jerome Contamine
                                           Title:   Chief Financial Officer